Exhibit 99.1

Sprott Physical Gold and Silver Trust

Interim Report to Unitholders
March 31, 2020

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7
Management Report of Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Gold and Silver Trust	March 31, 2020

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “CEF” and “CEF.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 30, 2020. The principal risks associated with investing in the Trust are the price of gold and silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

During the period from January 1, 2020 to March 31, 2020,  the Trust issued 2,521,262 units for gross proceeds of $36.8 million and 2,599 units were redeemed for cash at a total cost of $36,202 and 2,512,844 units were redeemed for gold and silver bullion. Comparatively, for the same period in 2019, the Trust issued no additionl units. During that period, 92,280 units were redeemed for cash at a total cost of $1,134,000 and 15,493,547 units were redeemed for gold and silver bullion.

For the period from January 1, 2020 to March 31, 2020,  the total change in unrealized gains on physical gold bullion amounted to $71.6 million and the total change in unrealized losses on physical silver bullion amounted to $220.5 million, compared to the change in unrealized gains on physical gold bullion of $18.8 million and the change in unrealized losses on physical silver bullion of $13.4 million during the same period in 2019.

The value of the net assets of the Trust as of March 31, 2020 was $2,809.3 million or $14.42 per unit, compared to $2,959.8 million or $15.19 per unit as at December 31, 2019. The Trust held  1,258,474 ounces of physical gold bullion and  58,630,578 ounces of silver bullion as of March 31, 2020, compared to 1,274,000 ounces of physical gold bullion and 57,509,964 of silver bullion as of December 31, 2019. As at March 31, 2020, the spot price of physical gold bullion was $1,577.18 and the spot price of physical silver bullion was $13.97 an ounce, compared to a spot price for physical gold bullion of $1,517.27 and a spot price of physical silver bullion of $17.85 as at December 31, 2019. The Trust returned (5.1%) compared to the return on spot gold and silver of 3.9% and (21.7%) respectively for the period from January 1, 2020 to March 31, 2020.

The units of the Trust closed at $14.62 on the NYSE Arca and $14.57 on the TSX on March 31, 2020 compared to closing prices of $14.66 on the NYSE Arca and $14.69 on the TSX on December 31, 2019. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2020 to March 31, 2020, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 2.8%.

Sprott Physical Gold and Silver Trust	March 31, 2020

On March 1, 2019, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. On January 29, 2020, an amendment was made in which Virtu Americas LLC became an additional agent to the sales agreement. There were no further material changes to the sales agreement. During the period from January 1, 2020 to March 31, 2020, the Trust sold 2,521,262 units through the ATM Program.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold and silver bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from January 1, 2020 to March 31, 2020 amounted to $626,6791 (not including applicable Canadian taxes) compared to $904,4161 for the same period in 2019. Operating expenses for the period from January 1, 2020 to March 31, 2020 amounted to 0.09% of the average net assets during that period on an annualized basis, compared to 0.11% for the same period in 2019.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from January 1, 2020 to March 31, 2020, the Trust incurred management fees of $2,944,062 (not including applicable Canadian taxes) compared to $2,574,516 for the same period in 2019.

1 Amounts are adjusted to exclude redemption fees and sales taxes

Sprott Physical Gold and Silver Trust	March 31, 2020

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the three month period ended March 31, 2020 and year ended December 31, 2019.

Net assets per unit1

	March 31,	December 31,
	2020	2019
	$	$
Net assets per unit, beginning of period	15.19	13.03
Increase from operations[2]:
Total revenue	–	–
Total expenses	(0.02)	(0.10)
Realized gains (losses) for the period	0.02	(0.08)
Unrealized gains (losses) for the period	(0.77)	2.32
Total increase (decrease) from operations	(0.77)	2.14
Net assets per unit, end of period	14.42	15.19

1	This information is derived from the Trust’s financial statements.
2

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	March 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017
Total net asset value (000’s)[1]	$2,809,389	$2,959,783	$2,806,717	$–
Number of Units outstanding[1]	194,833,119	194,827,300	215,330,776	1
Management expense ratio[2]	–	0.53%	0.62%	–
Trading expense ratio[3]	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	1.09%	1.67%	0.02%	–
Trust return rate[5]	-5.10%	16.50%	-7.20%	–
Net asset value per Unit	$14.42	$15.19	$13.03	$10.00
Closing market price – NYSE Arca	$14.62	$14.66	$12.54	$–
Closing market price – TSX	$14.57	$14.69	$12.53	$–

1	This information is provided as at the date shown, as applicable.
2

Management expense ratio (“MER”) is based on total annual expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as a percentages of daily average net asset value during the period (only disclosed annually).

3

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4

The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

5

Trust return rate indicates the performance of the trust units for the period ended and for the years shown. It shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Sprott Physical Gold and Silver Trust	March 31, 2020

Summary of Investment Portfolio

As of March 31, 2020

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical gold bullion	1,258,474	1,577.180	1,686,309,900	1,984,840,220	70.7
Physical silver bullion	58,630,578	13.974	1,007,090,344	819,303,702	29.2
Cash				11,682,074	0.3
Other Net Liabilities				(6,437,270)	(0.2)
Total Net Asset Value				2,809,388,726	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Unaudited interim financial statements

March 31, 2020

Sprott Physical Gold and Silver Trust

Unaudited statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the
	three months ended	three months ended
	March 31, 2020	March 31, 2019
	$	$
Income
Net realized gains (losses) on redemptions and sales of gold and silver bullion	4,698,007	(13,383,187)
Change in unrealized gains (losses) on bullion	(148,923,590)	5,430,733
Other income	–	(152)
	(144,225,583)	(7,952,606)

Expenses
Management fees (note 8)	2,944,062	2,574,516
Bullion storage fees	1,047,707	1,800,000
Sales tax	267,006	203,275
Legal fees	23,354	19,089
Unitholder reporting costs	38,483	85,000
Listing and regulatory filing fees	37,314	34,244
Administrative fees	41,249	40,070
Audit fees	43,902	24,881
Independent Review Committee fees	2,746	–
Custodial fees	1,256	171
Trustee fees	1,337	961
Net foreign exchange (gains) losses	(505)	3,889
	4,447,911	4,786,096

Net income (loss) and comprehensive income (loss)	(148,673,494)	(12,738,702)
Weighted average number of Units	193,085,332	202,049,841

Increase (decrease) in total equity from operations per Unit	(0.77)	(0.06)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of financial position

(in U.S. dollars)

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	11,682,074	1,252,702
Gold bullion	1,984,840,220	1,933,002,024
Silver bullion	819,303,702	1,026,685,129
Total assets	2,815,825,996	2,960,939,855

Liabilities
Current liabilities
Due to Brokers	4,215,000	–
Accounts payable	2,222,270	1,157,126
Total liabilities	6,437,270	1,157,126

Equity
Unitholders’ capital	2,734,624,187	2,733,096,689
Unit premiums and reserves	64,095	62,184
Retained earnings	75,055,272	226,623,856
Underwriting commissions and issue expenses	(354,828)	–
Total equity (note 7)	2,809,388,726	2,959,782,729

Total liabilities and equity	2,815,825,996	2,960,939,855

Total equity per Unit	14.42	15.19

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Gold and Silver Trust

Unaudited statements of changes in equity

(in U.S. dollars, except unit amounts)

For the three months ended March 31, 2020 and 2019

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2019	215,330,776	3,020,725,601	(214,011,006)	–	2,447	2,806,717,042
Cost of redemption of Units (note 7)	(15,585,827)	(218,642,657)	17,062,884	–	59,683	(201,520,090)
Net loss for the period	–	–	(12,738,702)	–	–	(12,738,702)
Balance as at March 31, 2019	199,744,949	2,802,082,944	(209,686,824)	–	62,130	2,592,458,250
Balance as at January 1, 2020	194,827,300	2,733,096,689	226,623,856	–	62,184	2,959,782,729
Proceeds from issuance of Units (note 7)	2,521,262	36,814,887	–	–	–	36,814,887
Cost of redemption of Units (note 7)	(2,515,443)	(35,287,389)	(2,895,090)	–	1,911	(38,180,568)
Net loss for the period	–	–	(148,673,494)	–	–	(148,673,494)
Underwriting commissions and issue expenses	–	–	–	(354,828)	–	(354,828)
Balance as at March 31, 2020	194,833,119	2,734,624,187	75,055,272	(354,828)	64,095	2,809,388,726

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of cash flows

(in U.S. dollars)

	For the three months ended	For the three months ended
	March 31, 2020	March 31, 2019
	$	$

Cash flows from operating activities
Net loss for the period	(148,673,494)	(12,738,702)
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Realized (gains) losses on redemptions and sales of bullion	(4,698,007)	13,383,187
Change in unrealized (gains) losses on bullion	148,923,590	(5,430,733)
Net changes in operating assets and liabilities
Increase (decrease) in accounts payable	1,065,144	247,429
Net cash used in operating activities	(3,382,767)	(4,538,819)

Cash flows from investing activities
Purchases of bullion	(27,446,758)	–
Sales of bullion	5,043,581	8,688,384
Net cash provided by (used in) investing activities	(22,403,177)	8,688,384

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	36,814,887	–
Payments on redemption of Units (note 7)	(244,743)	(1,771,911)
Underwriting commissions and issue expenses	(354,828)	–
Net cash provided by (used in) financing activities	36,215,316	(1,771,911)

Net increase in cash during the period	10,429,372	2,377,654
Cash at beginning of the period	1,252,702	179,724
Cash at end of the period	11,682,074	2,557,378

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information March 31, 2020

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the three months ended March 31, 2020 and year ended December 31, 2019, is presented as follows:

	March 31, 2020	December 31, 2019
	$	$
Balance at beginning of year	2,959,687,153	2,808,052,757
Physical bullion acquired from CFCL	–	–
Purchases	31,661,758	–
Sales	(5,043,581)	(23,265,316)
Redemptions for physical bullion	(37,935,825)	(264,238,479)
Realized losses on sales and redemptions for physical bullion	4,698,007	(16,397,754)
Change in unrealized gains (losses)	(148,923,590)	455,535,945
Balance at end of period	2,804,143,922	2,959,687,153

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value each of gold and silver increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $28.0 million  (December 31, 2019: $29.6 million); conversely, if the value of each of gold and silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at March 31, 2020,  approximately $473,000 (December 31, 2019: $184,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would have no material impact to the Trust.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information March 31, 2020

c) Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion, whose value constitutes 70.7%  and 29.2% respectively of total equity as at March 31, 2020 (65.3% and 34.7% respectively as at December 31, 2019).

d) Other Risk

On March 11, 2020 the World Health Organization declared the Coronavirus (COVID-19) a global pandemic.  As a result of this crisis, a challenging global economic climate continues and this may have an impact on the Trust’s future operating results and financial position.  The Manager will continue to monitor the impact of this pandemic on the operations and financial position of the Trust.

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for during the three months ended March 31, 2020 or 2019. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2019, the Trust had capital losses available for tax purposes of $Nil (2018: $Nil).

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1. The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at March 31, 2020 and December 31, 2019. The Statements of Comprehensive Income, the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the three month periods ended March 31, 2020 and 2019. These financial statements were authorized for issue by the Manager on May 15, 2020.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since its primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold and silver bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital Management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical bullion; and
•	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements March 31, 2020

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold and Silver Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5